April 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           The Wright Managed Equity Trust
File Nos. 002-78047 and 811-03489
Post-Effective Amendment No. 41

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of The Wright Managed Equity Trust (the “Registrant”), is Post-Effective Amendment No. 41 to the currently effective Registration Statement on Form N-1A (the “Amendment”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The primary purposes of this filing are to: (1) address comments received from the staff of the Commission regarding the combined prospectus and statement of additional information (“SAI”) for The Wright Managed Equity Trust and The Wright Managed Income Trust (“SAI”) filed in the Registrant’s Post-Effective Amendment No. 40 on February 26, 2010; and (2) make other non-material changes to each Fund’s prospectus and SAI.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (207) 347-2076 or via email at chris.madden@atlanticfundadmin.com.

Sincerely,

/s/ Christopher Madden

Christopher Madden
Secretary to the Registrant

Three Canal Plaza, Suite 600, Portland, ME 04101 | P:  207-347-2000 | F:  207-347-2100
www.atlanticfundadmin.com